Form 10-K, Exhibit 13
period 1995-03-26
IMP INC
filed 1995-06-26
CIK 812927

                                 IMP, Inc. 1995

                                 Annual Report

PROFILE

IMP, Inc. is a supplier of high-integration analog and mixed-signal integrated circuits to the communications, computer and industrial markets. IMP is the inventor of the EPAC(TM) (Electrically Programmable Analog Circuit) device, the analog counterpart to the digital field programmable gate array (FPGA). It is also a technology leader in the field of programmable filters and read channel devices for mass storage applications.

FINANCIAL SUMMARY

(In thousands except per share data)          1995          1994       Change
Net revenue                                $59,750       $48,195          24%
Research and development                     8,590         8,560            -
Net income                                     790           390         103%
Net income per share                       $   .03       $   .01         200%
Total assets                                41,301        36,397          13%
Long-term obligations                        4,799         1,648         191%
Stockholders' equity                        18,463        17,183           7%

IMP HAS EVOLVED INTO A SUPPLIER OF HIGH-INTEGRATION ANALOG AND MIXED-SIGNAL SOLUTIONS FOR COMPUTER, COMMUNICATIONS AND INDUSTRIAL SYSTEMS.


DEAR SHAREHOLDER

1995 WAS A YEAR OF TRANSITION, improvement and progress for IMP. In fiscal year 1995 (ended March 26, 1995), revenues increased by 24%, and we were modestly profitable. Revenues in FY1995 were $59.8 million compared with $48.2 million in FY1994. We continued our conservative financial control of spending and costs. Net income was $790,000, or $0.03 per share, compared to $390,000, or $0.01 per share in FY1994.

    THE REAL STORY for IMP, however, goes beyond financial results. We continued our transition from that of a custom semiconductor manufacturer to that of a more entrepreneurial standard products company. IMP has evolved into a supplier of high-integration analog and mixed-signal solutions for computer, communications and industrial systems. We have reinvested the earnings from our business into this new vision that will permit higher growth and higher earnings potential.

    WE MADE PROGRESS in our standard product offerings with the introduction in October of the EPAC(TM) (Electrically Programmable Analog Circuit) device. EPAC is an IMP innovation, for which we have developed a complex analog and memory circuit design, and a combined electrically erasable memory and analog manufacturing process. We also developed Analog Magic(TM) software and hardware, the user design tools for the EPAC device.

    THE EPAC PRODUCT, the analog counterpart to a digital field programmable gate array (FPGA), has been well received in the marketplace. It has been featured in over 20 articles published in at least eight languages, received a Product of the Year Award from Electronic Products magazine, and generated over 1,500 potential customer inquiries in the first four months following its introduction. We shipped the first EPAC development systems in January. While we do not anticipate high revenues from this product in the short term, long term prospects look promising.

    WE EXPANDED OUR product offerings in the mass storage market. In January we introduced a new mixed-signal read channel for the tape drive market that further integrates tape read channel functions. This product reduces tape drive costs while increasing quality and reliability. It will be attractive to new customers, as well as create a migration path to higher integration and improved cost effectiveness for our existing customers.

    OUR TECHNICAL SUCCESS has been stronger than our commercial success in the hard disk drive arena. Nevertheless, we are equipped to continue our support of this market, and currently have design-in status with a disk drive manufacturer that is forecast to go to production in FY1996.

    OUR TRANSITION TO a standard products-oriented organization requires a different set of talents and skills, and in 1995 we strengthened our management team. We added industry veterans David Laws and Russ Almand to the senior management ranks. Laws, our senior vice president of marketing, was president and CEO of FPGA start-up QuickLogic, vice president of marketing at Altera, and spent over ten years at Advanced Micro Devices. Almand, our vice president of worldwide sales, joined IMP from Pacific Monolithics, and also served as vice president of sales for AMD. The managerial experience these gentlemen bring to IMP is key to achieving our corporate goals.

    OUR R&D SPENDING is consistent with the high end of the industry norm for semiconductors. In 1995 we invested 14% of revenues in our future, including process and product development, and the maintenance of our leadership in mixed-signal technology.

    WITH NEARLY 15 years experience, our core competence is our analog and mixed-signal design and manufacturing capability. While many of our linear competitors are still manufacturing in the 2.0 to 5.0 micron range, more than 50% of IMP's production is a 1.0-micron mixed-signal process technology.

OUR TRANSITION TO A STANDARD PRODUCTS-ORIENTED ORGANIZATION REQUIRES A DIFFERENT SET OF TALENTS AND SKILLS, AND IN 1995 WE STRENGTHENED OUR MANAGEMENT TEAM.

WE WILL CONTINUE OUR FOCUS ON THE TRANSITION TO STANDARD PRODUCTS, WHICH WILL PROVIDE HIGHER MARGINS AND HIGHER EARNINGS.

    WHAT LIES AHEAD for FY1996? We are conservative but also optimistic about the future. We will continue our cost containment program to gain maximum earnings leverage from any increase in revenues. We will continue our focus on the transition to standard products, which will provide higher margins and higher earnings. We have a strengthened management team in place to guide the company toward higher growth and improved profits. We anticipate continued strong revenues from our foundry as a result of our unique manufacturing expertise, and we believe this will be augmented by a continuing worldwide fabrication facility shortage. And last, but not least, our loyal and dedicated employees provide the human resources we need to maximize our performance in 1996.

To our shareholders, a special thanks for your continued support.

Sincerely,

/s/ Barry M. Carrington
- -----------------------
Barry Carrington
President and Chief Executive Officer

IMP PRODUCTS AND SERVICES

EPAC(TM) (ELECTRICALLY PROGRAMMABLE ANALOG CIRCUIT) DEVICE

The introduction of the first EPAC product in October continued our transition to standard products. EPAC devices represent the industry's first programmable analog solution. They offer significantly reduced total system cost through reduced time-to-market, higher levels of integration and increased design flexibility over alternative products such as printed circuit boards with multiple standard IC and discrete components, custom ICs or analog arrays. Customers configure the functionality of each EPAC device design with easy-to-use, PC-based software and hardware development tools.

    Analog Magic(TM) software, the Windows-based design tools created by IMP, reduces the development time of an analog circuit to hours, instead of weeks. It features pop-up menus, context-sensitive help, design checking and a correct-by-construction methodology.

    The EPAC device is designed to appeal to a broad market of customers, including a strong international base. In addition to sales representatives, we will also utilize the distribution channel to sell this product, a first for IMP in the U.S. The EPAC device is being sold worldwide through distributors that were commissioned this year including Wyle in the U.S., Tekelec in Europe, and Macnica in Japan. Because the EPAC market is so broad, we anticipate an increase in our customer base, thus reducing our dependence on a small number of customers. The first EPAC development systems shipped through the distribution channel in January.

    The initial device, the IMP50E10, is aimed at signal conditioning, data acquisition, data conversion and interface applications. IMP plans to introduce multiple EPAC product families over the next few years.

    The EPAC introduction has contributed to the increase in the number of patents filed by IMP, reinforcing our technology leadership in analog programmable devices, as well as improving our ability to attract top design engineering talent to the company.

THE EPAC DEVICE IS DESIGNED TO APPEAL TO A BROAD MARKET OF CUSTOMERS, INCLUDING A STRONG INTERNATIONAL BASE.

IMP, AS THE INVENTOR OF EPAC, CURRENTLY MAINTAINS A UNIQUE POSITION AS THE FIRST AND ONLY COMPANY TO OFFER ELECTRICALLY PROGRAMMABLE ANALOG DEVICES.


    IMP, as the inventor of EPAC, currently maintains a unique position as the first and only company to offer electrically programmable analog devices. We believe digital field programmable products have done the "missionary work" for EPAC products, and that the market for analog programmable devices will develop much faster as a result of the widespread acceptance of field programmability. The market for digital field programmable devices has recently exploded due to growing awareness in the marketplace. We are excited about the future prospects for the EPAC product line.

MASS STORAGE DEVICES

IMP designs and manufactures a family of programmable filters and single-chip read channel integrated circuits (ICs) for mass storage tape drive and disk drive applications. The company also offers the ZIA(TM) chipset for small form factor disk drives, which was jointly developed with Zilog and Allegro MicroSystems.

    IMP is the largest supplier of read channel-related ICs to the tape drive market. Our IMP42C451 CMOS integrated filter is very successful, and enjoys design-in status at the major worldwide tape drive suppliers. This year we introduced a new single-chip tape read channel, the IMP55T500, which features further integration including a preamplifier, read channel and write driver, as typically used in floppy-interface tape drive backup systems. With robust opportunities in the growing tape drive market, we believe we are strategically prepared for growth in this area.

    We shipped our first read channel to the disk drive market in FY1995. Though the disk drive market has not been as rewarding as originally anticipated, IMP has gained significant design, system and manufacturing expertise. This technical competence has enabled us to be recognized as a technology leader in disk drive products. By porting this competence to the tape drive products, IMP is positioned to provide state-of-the-art ICs in volume to the tape drive market.

PROGRAMMABLE DEVICE CONVERSION

IMP offers conversion services from digital field programmable designs, such as PLD (programmable logic device) and FPGA devices, to masked versions for high volume, low cost production applications. In addition to the digital conversion program, we plan to add an analog conversion program for EPAC devices to convert them to low cost, high volume solutions when customer production volumes warrant this service.

    IMP's NONSTOP(TM) Conversion Program to produce gate arrays from PLD netlists offers customers fast turnaround of prototypes and expedited netlist-to-high-volume-production silicon options. This flexible program offers conversion for as few as 1,000 units, in gate counts from 500 to 65,000, to meet the needs of a diverse customer base. With the growth of FPGAs and PLDs we anticipate an expanding market for netlist conversions to gate arrays.

WAFER FABRICATION AND MANUFACTURING SERVICES

With nearly 15 years of high quality semiconductor manufacturing experience, IMP's wafer foundry and manufacturing services provide the continuity, strength, and solid foundation for the company to build upon. Over 1,000 customer designs have been successfully manufactured as IC products in the company's manufacturing facility in San Jose, California. IMP's wafer customers include some of the world's most demanding semiconductor companies, as well as technology-leading systems manufacturers in the computer, communications, consumer and industrial markets.

    IMP's processes include 3 to 15 volt CMOS, EEPROM and BiCMOS technologies. IMP's 16,000 square foot wafer fabrication (fab) facility with Class 10 clean rooms is currently equipped to produce 0.8- to 3.0-micron geometries. Customers may purchase their products in wafer form, or as packaged and tested units.

WITH THE GROWTH OF FPGAS AND PLDS WE ANTICIPATE AN EXPANDING MARKET FOR NETLIST CONVERSIONS TO GATE ARRAYS.

WE HAVE IMPROVED OUR CYCLE TIMES, AND OUR YIELDS ARE NOW THE HIGHEST IN THE HISTORY OF THE COMPANY.


    Wafer fabrication continues to contribute the most significant share to our total revenues, and foundry revenues grew by 30% in 1995. Our experienced manufacturing team has established a highly flexible fab facility that allows us to offer more services to customers, respond quickly to customer requests, shorten development spans for products, and combine design and process technology in developing products.

    We continue to look for ways to improve the quality of our fab. We emphasize statistical process controls (SPC), have invested in new stepper equipment for the 0.8-micron line, and increased product capacity. Our quality ISO 9001 certification is in process, with completion anticipated next fiscal year. We have improved our cycle times, and our yields are now the highest in the history of the company.

    Demand for IMP wafers continues to be substantial. We continue our alliance with South African Microelectronic Systems (SAMES) in South Africa, which provides fab capacity to supplement our San Jose operations. We are considering other similar agreements.

    Another reason for the sturdy demand for IMP wafer fabrication services is the value we add to the manufacturing process. Mixed-signal, high- and low-voltage options, and EEPROM are examples of this value-added expertise. Our mixed-signal technology, the combination of analog and digital technology on a single chip, presents a greater manufacturing challenge than pure analog or digital. Many semiconductor manufacturers are unwilling to master this challenge. At IMP, however, we have become experts at manufacturing mixed-signal products, and our customers have a high level of confidence in our ability.

BALANCE SHEETS

(In thousands, except per share amounts)                                            March 26, 1995     March 27, 1994
ASSETS
Current Assets:

   Cash and cash equivalents including restricted
     cash of $2,000 and $3,625                                                           $  8,484         $   7,625
   Accounts receivable, net of allowance for
     doubtful accounts of $795 and $556                                                    11,799             8,458
   Inventories                                                                              9,148             8,642
   Other current assets                                                                       739               446
                                                                                         --------         ---------
     Total current assets                                                                  30,170            25,171
Leasehold improvements and machinery and equipment:
   Leasehold improvements                                                                   7,883             7,879
   Machinery and equipment                                                                 61,676            56,378
                                                                                         --------         ---------
                                                                                           69,559            64,257
   Less accumulated depreciation and amortization                                         (58,583)          (53,325)
                                                                                         --------         ---------
   Net leasehold improvements and machinery and equipment                                  10,976            10,932
Other assets                                                                                  155               294
                                                                                         --------         ---------
                                                                                         $ 41,301         $  36,397
                                                                                         --------         ---------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Notes payable                                                                         $  6,500         $   6,500
   Trade accounts payable                                                                   6,003             6,030
   Accrued payroll and related expenses                                                     1,588             1,247
   Other current liabilities                                                                  459               418
   Current portion of long-term obligations                                                 3,489             3,371
                                                                                         --------         ---------
     Total current liabilities                                                             18,039            17,566
Long-term obligations                                                                       4,799             1,648
Commitments
Stockholders' equity:

   Convertible preferred stock, $0.001 par value;

     5,000 shares authorized; no shares issued and outstanding                                  -                 -
   Common stock, $0.001 par value: 50,000 shares authorized;
     28,044 and 27,688 issued and outstanding                                                  28                28
   Additional paid in capital                                                              67,540            67,050
   Accumulated deficit                                                                    (45,208)          (45,998)
   Treasury stock; at cost 2,029 shares                                                    (3,897)           (3,897)
     Total stockholders' equity                                                            18,463            17,183
                                                                                         --------         ---------
                                                                                         $ 41,301         $  36,397
                                                                                         --------         ---------


The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS
(In thousands, except per share amounts)

Fiscal Year, ended                                                March 26, 1995     March 27, 1994    March 28, 1993
Net revenues                                                             $59,750          $48,195           $55,935
Cost of revenues                                                          42,340           33,025            38,947
                                                                         -------          -------           -------
   Gross profit                                                           17,410           15,170            16,988
                                                                         -------          -------           -------
Operating expenses:
   Research and development                                                8,590            8,560             9,659
   Selling, general and administrative                                     6,796            4,765             5,475
   Restructuring and other related charges                                     -                -             3,000
                                                                         -------          -------           -------
     Total operating expenses                                             15,386           13,325            18,134
                                                                         -------          -------           -------
Income (loss) from operations                                              2,024            1,845            (1,146)
Interest expense                                                          (1,234)          (1,455)           (1,176)
Net income (loss)                                                        $   790          $   390           $(2,322)
                                                                         -------          -------           -------
Net income (loss) per share                                              $   .03          $   .01           $  (.09)
Shares used in computing net income (loss) per share                      26,462           26,324            25,125
                                                                         -------          -------           -------


The accompanying notes are an integral part of these financial statements.

STATEMENT OF STOCKHOLDERS' EQUITY

                                                            Additional                                 Receivable           Total
Fiscal Years ended  March 26, 1995        Common Stock         Paid-in    Accumulated   Treasury             from    Stockholders'
March 27, 1994, and March 28, 1993     Shares      Amount      Capital        Deficit      Stock     Stockholders          Equity
BALANCE, MARCH 29, 1992                26,831        $27      $ 66,178      $(44,066)    $(3,897)        $(44)            $18,198

Issuance of common
   stock under incentive
   stock option plan and
   employee stock
   purchase plan                          514          -           452             -            -            -               452
Net loss                                    -          -             -        (2,322)           -            -            (2,322)
                                       ------        ---      --------      --------     --------         ----            -------

BALANCE, MARCH 28, 1993                27,345         27        66,630       (46,388)     (3,897)          (44)            16,328

Issuance of common
   stock under incentive
   stock option plan and
   employee stock
   purchase plan                          343          1           420             -           -             -                421

Repayment of notes
   receivable issued under
   stock purchase agreements                -          -            -              -           -            44                 44
Net income                                  -          -            -            390           -             -                390
                                       ------        ---      --------      --------     --------         ----            -------

BALANCE, MARCH 27, 1994                27,688         28        67,050       (45,998)     (3,897)            0             17,183

Issuance of common
   stock under incentive
   stock option plan and
   employee stock
   purchase plan                          356          -           490             -           -             -                490
Net income                                  -          -             -           790           -             -                790
                                       ------        ---      --------      --------     -------          ----            -------

BALANCE, MARCH 26, 1995                28,044        $28       $67,540      $(45,208)    $(3,897)         $  0            $18,463
                                       ------        ---       -------      --------     -------          ----            -------


The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash

Fiscal Year, ended
(In thousands)                                                    March 26, 1995    March 27, 1994     March 28, 1993
Cash flows from operating activities:
   Net income (loss)                                                  $   790           $   390            $(2,322)
   Adjustments to reconcile net income
     (loss) to net cash provided by operating activities:
   Depreciation and amortization                                        5,258             4,301              5,096
   Restructuring and related charges                                        -                 -              3,000
   Increase (decrease) from changes in:
     Accounts receivable                                               (3,341)              164              1,970
     Inventories                                                         (506)             (220)               719
     Other  assets                                                       (154)             (427)                79
     Trade accounts payable                                               (27)              416               (893)
     Accrued payroll and related expenses                                 341              (327)                16
     Other current liabilities                                             41              (463)            (1,152)
                                                                      -------            ------            -------
   Net cash provided by operating activities                            2,402             3,834              6,513

Cash used in investing activities for the acquisition of
Capital equipment                                                        (922)             (733)            (1,317)
                                                                      -------            ------            -------
Cash flows from financing activities:
   Net increase (decrease) under line of credit                             -               500             (2,000)
   Principal payments under capital lease obligations                  (4,111)           (4,685)            (4,636)
   Proceeds from long term financing agreement                          3,000                 -                  -
   Proceeds from exercise of options to
     purchase common stock                                                490               465                452
                                                                      -------            ------            -------
   Net cash (used for) financing activities                              (621)           (3,720)            (6,184)
                                                                      -------            ------            -------

Net increase (decrease) in cash and cash equivalents                      859              (619)              (988)

Cash and cash equivalents at beginning of period                        7,625             8,244              9,232
Cash and cash equivalents at end of period,
   including restricted cash of $2,000,
   $3,625 and $3,125                                                    8,484             7,625              8,244
                                                                      -------            ------            -------
Supplemental disclosures:
Interest                                                              $ 1,329            $1,475            $ 1,331
Acquisition of equipment under capital lease obligations              $ 4,380            $3,952            $   581


The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
Years ended March 26, 1995, March 27, 1994 and March 28, 1993

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year: The Company's fiscal year ends on the Sunday nearest March 31. Fiscal years 1995, 1994, 1993 each included 52 weeks.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. The fair market value of these highly liquid instruments approximates cost. At March 26, 1995 and March 27, 1994, $2,000,000 and $3,500,000 respectively, in cash and cash equivalents was restricted as collateral under the Company's line of credit agreement (See Note 2). In addition, at March 27, 1994, $125,000 was restricted under a capital lease agreement.

Inventories: Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in first-out basis) or market.

Inventories consist of the following:

(In thousands)                            March 26, 1995   March 27, 1994
Raw materials                                 $  854            $  922
Work-in-process                                7,285             6,352
Finished goods                                 1,009             1,368
                                              ------            ------
                                              $9,148            $8,642
                                              ------            ------


Leasehold improvements and machinery and equipment: Leasehold improvements and machinery and equipment are stated at cost. Machinery and equipment under capital lease obligations, which have a capitalized value and net book value of $44,499,614 and $6,269,777 at March 26, 1995 and $40,492,000 and $5,619,000 at
March 27, 1994, respectively, are amortized using the straight-line method over the period of the leases. Leasehold improvements consists of improvements to the facility and are amortized over the remaining term of the lease.

Net revenues: Component revenues are recognized as products are shipped. Design revenues are recognized under design and engineering contracts as defined development phases are completed by the Company and accepted by the customers. Design engineering and technology license revenues aggregated $2,283,000, $3,893,670 and $3,722,600 for fiscal years ended 1995, 1994 and 1993, respectively. Costs related to design and engineering aggregating $1,403,100, $1,673,278 and $2,185,000 for fiscal 1995, 1994 and 1993 respec-

NOTES TO FINANCIAL STATEMENTS
Years ended March 26, 1995, March 27, 1994 and March 28, 1993 tively are included in research and development as incurred. Technology license revenues are recognized after signing of the license and delivery of technical data packages. Technology license revenues were $800,000 and $550,000 for fiscal 1994 and 1993, respectively and are included in amounts above. Related costs, which are minimal, are included in research and development as incurred.

         In fiscal 1994, the Company derived $750,000 of technology license revenues from SAMES, one of the Company's strategic foundry partners. During FY95, the Company purchased $2,700,000 of inventory from SAMES and at March 26, 1995, IMP had an accounts payable balance to SAMES of $602,000.

Accounting for Income Taxes: In April 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. The adoption of SFAS 109 changes the Company's method of accounting for income taxes to an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The cumulative effect of the change in accounting for income taxes was not material.

Net Income (loss) Per Share: Net loss per share is based upon weighted average common shares outstanding during the period plus incremental common stock equivalents. Common equivalent shares are excluded in fiscal 1993 as they are anti-dilutive. Common stock equivalents consist of stock options (using the treasury stock method).

Concentration of credit risk: The Company performs credit evaluations of its customers and maintains reserves for losses. At March 26, 1995 one customer individually representing more than 10% of the Company's 1995 net revenues also accounted for 25% and 37% for accounts receivable and inventory. At March 27, 1994, customers individually representing more than 10% of the Company's 1994 net revenues also accounted for 45% and 28% for accounts receivable and inventory. The Company's products are primarily sold to resellers.

NOTE 2
LINE OF CREDIT

At March 26, 1995 the Company had a financing agreement in place with a bank under which the Company may borrow up to 75 percent of eligible accounts receivable in an amount not to exceed $5,000,000 and may borrow up to an additional $3,000,000 based on cash deposits with the bank. Total borrowings under the line cannot exceed $8,000,000 and bear interest at the bank's reference rate plus 1.75 percent (a total of 10.75 percent at March 26, 1995). At March 26, 1995, $6,500,000 was outstanding under the line. Under the agreement the Company is restricted from paying dividends and is required to maintain certain financial ratios among other restrictive covenants. In addition, the line is secured by inventories and other unencum-

NOTES TO FINANCIAL STATEMENTS
Years ended March 26, 1995, March 27, 1994 and March 28, 1993 bered assets of the Company. The line of credit expires on October 1, 1995 at which time the Company will have to negotiate an extension. In 1991, the Company issued warrants to purchase 50,000 shares of common stock in connection with a new credit line from a bank. The warrants are exercisable at a price of $1.00 per share and expire in September 1996. In fiscal 1995, the Company financed its own equipment with an asset based lender for $3,000,000.

NOTE 3
RESTRUCTURING

During the fourth quarter of fiscal 1993, the Company recorded a restructuring charge of $3.0 million, representing the write off of historical inventories related to discontinued custom ASIC, ROM and PC-related product lines.

NOTE 4
LONG TERM OBLIGATIONS

Capital lease obligations represent the present value of future payments under various equipment lease agreements. The following schedule sets forth, by years, future minimum lease payments under the capital lease obligations together with present value of net minimum lease payments:

Fiscal Year (in thousands)                                 March 26, 1995
1996                                                           $4,095
1997                                                            3,013
1998                                                            1,981
1999                                                              682
                                                               ------
Total minimum lease payments                                    9,771

Less interest                                                   1,483
                                                               ------
Present value of minimum lease payments                         8,288
Less current portion                                            3,489
                                                               ------
Long-term obligations                                           4,799
                                                               ------

NOTES TO FINANCIAL STATEMENTS
Years ended March 26, 1995, March 27, 1994 and March 28, 1993

NOTE 5
COMMITMENTS

The Company leases its facilities under lease agreements which expire in December 1999. Rent expense charged to operations was $1,545,000, $1,749,000, $1,725,000 in 1995, 1994 and 1993, respectively.

         The aggregate minimum annual rent commitments under all operating leases as of March 27, 1994 are as follows:

Fiscal Year (In thousands)
1996                                                 1,448
1997                                                 1,448
1998                                                 1,448
1999 and thereafter                                  2,279
                                                    ------
                                                    $6,623
                                                    ------

NOTE 6
CONTINGENCIES

From time to time, the Company is made aware of various patent-related and other claims arising in the normal course of business. The Company evaluates such claims and negotiates license agreements with claimants as necessary. In the opinion of management, these proceedings will not have a material adverse effect on the results of operations of the Company.

NOTE 7
STOCKHOLDERS' EQUITY

Employee stock purchase plan: In December 1986, the Company adopted a qualified "employee stock purchase plan" under Section 423 of the Internal Revenue Code, with the plan becoming effective on June 10, 1987 upon the completion of the Company's initial public offering of its common stock. In fiscal 1995, the Company's Board of Directors authorized an additional 500,000 shares to be reserved for issuance under the plan. During fiscal year 1995, approximately 301,000 shares at an aggregate price of approximately $440,000 were issued under the plan (291,000 shares at an aggregate price of $377,000 in fiscal 1994, and 324,000 shares at an aggregate price of approximately $269,000 in fiscal 1993). As of March 26, 1995, 424,000 shares were available for issuance under the plan.

   Shares are purchased by participants at 85% of the lower fair market value on certain marking dates through payroll deductions (up to 15% of participants base compensation).

NOTES TO FINANCIAL STATEMENTS
Years ended March 26, 1995, March 27, 1994 and March 28, 1993

1992 Stock option plan: The Company has an option plan which provides for the issuance of incentive stock options and non-statutory stock options to employees, officers and directors to purchase common stock at a price not less than 85% (100% for incentive stock options) of the fair market value of the stock on the grant date. To date all options have been granted at 100% of fair market value. The plan was amended and renamed the 1992 Stock Option Plan which terminates in 2002. In fiscal 1993, the Company's Board of Directors authorized an additional 500,000 shares to be reserved for issuance under the plan and now provides for a total of 4,177,000 shares of the stock to be issued. Options granted under the plan primarily vest ratably over four years and expire five to ten years from the date of grant. The Board of Directors has the right to determine the terms of each option including allowing optionees to exercise their options early, subject to a right to repurchase unvested shares.

         The Board of Directors may grant the right to surrender unexercised options for an amount equal to the difference between the fair market value of the number of shares vested at the surrender date and the aggregate option price vested for such shares. The Company has not granted any such stock appreciation rights.

         Activity under the plan is as follows (in thousands, expect per share amounts):

                                               Shares
                                            available    Number of                               Aggregate
(In thousands, except per share amounts)    for grant       Shares         Price per Share           Price
BALANCES 3/29/92                                  812        1,686      $   .81   -  $  3.75        $1,935
Additional shares available                       500            -            -   -        -             -
Options granted                                  (616)         616         1.25   -     2.94           930
Options exercised                                   -         (190)         .81   -    1.625          (183)
Options canceled                                   23          (23)         .81   -    2.625           (35)
                                                 ----        -----      --------------------        ------

BALANCES 3/28/93                                  719        2,089          .81   -     2.94         2,647
Options granted                                   (29)          29        1.625   -     2.75            63
Options exercised                                   -          (52)         .81   -    1.625           (50)
Options canceled                                   32         (252)         .81   -     2.75           (42)
                                                 ----        -----      --------------------         -----

BALANCES 3/27/94                                  722        1,814          .81   -     2.94         2,618
Options granted                                  (615)         615         1.50   -     1.88           987
Options exercised                                   -          (55)         .81   -     1.62           (51)
Options canceled                                   55          (55)         .81   -     2.75           (92)
                                                 ----        -----      --------------------        ------
                                                  162        2,319      $   .81   -  $  2.75        $3,462
                                                 ----        -----      --------------------        ------


At March 26, 1995 and March 27, 1994, stock options aggregating 1,545,495 and 1,423,797 shares of common stock respectively, were exercisable.

NOTES TO FINANCIAL STATEMENTS
Years ended March 26, 1995, March 27, 1994 and March 28, 1993

NOTE 8
INCOME TAXES

In April 1993, the Company adopted Statement of Financial Accounting Standard No 109 (SFAS109), Accounting for Income Taxes. The adoption of SFAS109 requires an asset and liability approach for financial accounting and income tax reporting purposes. No provision for Federal and State income taxes has been recorded. The Company has utilized net operating losses generated in prior years to offset current year taxable income. The remaining net operating loss carry-forwards of approximately $35,700,000 and $11,000,000, respectively, may be utilized to reduce future taxable income. These amounts expire beginning in 1996 through 2008. Deferred tax assets (liabilities) under SFAS 109 are comprised of the following:

Federal                                                                     March 26, 1995      March 27, 1994
Net operating loss, tax-effected                                              $ 15,231,640        $ 13,395,326
Non-deductible expenses                                                             66,357           1,952,718
Investment and R&D tax credit                                                    2,976,000           2,976,000
Other                                                                              565,115             911,660
                                                                              ------------        ------------
                                                                                18,839,112          19,235,704
Valuation allowance                                                            (18,839,112)        (19,235,704)
                                                                              ------------        ------------
Net deferred tax asset                                                                   -                 -
                                                                              ============        ============


The Company has recorded a full valuation allowance against the gross deferred tax asset, because their realization is uncertain given the Company's history of operating losses.

NOTE 9
SEGMENT INFORMATION

The Company operates in one industry segment and is engaged in the design development, manufacture and marketing of integrated circuits. Export sales to Western Europe were $3,796,000, $7,155,000 and $3,762,000 and to Asia were $8,842,000, $2,947,000 and $1,013,000 in fiscal 1995, 1994 and 1993, respectively.

NOTES TO FINANCIAL STATEMENTS
Years ended March 26, 1995, March 27, 1994 and March 28, 1993

During the fiscal years ended 1995, 1994, 1993 sales to certain customers individually represented more than 10% of the Company's net revenues as follows:

(In thousands)                                                    1995              1994             1993
Rockwell                                                           34%               15%               *
Dialog                                                              *                15%               *
QLogic                                                              *                10%               *
Adaptec, Inc.                                                       *                 *               25%
IC Solutions                                                        *                 *               24%
Lewis Galoob                                                        *                 *               10%
*less than 10% of net revenues.

REPORT OF PRICE WATERHOUSE INDEPENDENT ACCOUNTANTS LLP

THE BOARD OF DIRECTORS AND STOCKHOLDERS, IMP, INC.

In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of IMP, Inc. at March 26, 1995, and March 27, 1994, and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE


San Jose, California
May 10, 1995

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS, IMP, INC.

We have audited the accompanying consolidated balance sheet of IMP, Inc., as of March 28, 1993 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IMP, Inc. at March 28, 1993 and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


ERNST & YOUNG


San Jose, California
May 5, 1993

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The Company resumed revenue growth in fiscal 1995 driven mainly by strength in the foundry products. Revenues rose 24% in fiscal 1995 to $59.8 million, compared to $48.2 million in fiscal 1994. Sales in fiscal 1994 declined 14% from fiscal 1993 level of $55.9 due to the discontinuation of certain of the Company's product lines in fiscal 1993, and a decline in sales of certain of the Company's mature products. Foundry sales accounted for 88% of revenues in fiscal 1995, compared to 80% in fiscal 1994 and 93% in fiscal 1993. The Company anticipates that both foundry and ASSP revenues will increase in fiscal 1996 due to new product introductions and existing products. There were no technology revenues in fiscal 1995 compared to $.8 million in fiscal 1994 and $.6 million in fiscal 1993.

Cost of revenues as a percent of sales was 70.9% in fiscal 1995 compared to 68% in fiscal 1994 and 69.9% in fiscal 1993. The increase in fiscal 1995 was due to a higher mix of low margin products later in the year.

Research and development expenses (R&D) in fiscal 1995 were $8.6 million, compared to $8.6 million in fiscal 1994 and $9.7 million in fiscal 1993. The decreases from fiscal 1993 levels were due primarily to lower wafer prototype activity in the fiscal 1994 and fiscal 1995 periods. The Company believes that R&D expenditures will grow in fiscal 1996, primarily in ASSP, particularly in support of the Company's recently announced EPAC(TM) product line.

Selling, general, and administrative expenses (SG&A) increased in fiscal 1995 to $6.8 million from $4.8 million in fiscal 1994, and $5.5 million in fiscal 1993. The increase in fiscal 1995 over the two previous years was due primarily to sales commissions which resulted from certain house accounts being assigned to the Company's sales representative firms. The Company expects SG&A expenses to increase in fiscal 1996 over fiscal 1995 due to higher commissions, and higher ASSP marketing expenses.

Interest expense in fiscal 1995 was $1.2 million, compared to $1.5 million in fiscal 1994, and $1.3 million in fiscal 1993. The reduction in interest was due to lower interest on capitalized leases. The Company had a net profit of $790,000 in fiscal 1995 or $.03 per share compared to $390,000 or $.02 per share in fiscal 1994, and a net loss of $2.3 million or $.09 per share in fiscal 1993. Net income for the year ended March 26, 1995 included a $440,000 reduction of inventory reserve requirement to reflect the sale of products which had previously been specifically reserved.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased to $8.5 million at March 26, 1995 from $7.6 million at March 27, 1994, and $8.2 million at March 28, 1993.

To date, the Company has financed its operations primarily through public and private sales of its equity securities and lease and bank financing. As of March 26, 1995 the Company had borrowed $6.5 million under an existing line of credit. The credit facility imposes certain financial covenants and ratios on the Company. The existing credit facility expires on October 1, 1995. Although the Company believes that it will be able to either negotiate an extension of the credit facility or replace the facility with one or more new facilities, there can be no assurances that the Company will be successful in doing so. Failure to extend or replace the credit facility could have an adverse effect on the Company's short term liquidity and cash flow requirements.

The Company expects to fund future operations and current maturities of long term debt with existing cash, its available line of credit, lease financings, and cash from operations. The Company believes that existing cash, its bank line, and cash from operations will be sufficient for the Company's needs through at least fiscal 1996.

SELECTED FINANCIAL DATA

                                                                 Fiscal Year Ended

                                         March 26       March 27       March 28        March 29        March 31
In thousands, except per share amounts       1995           1994           1993            1992            1991
State of Income Data:
Net revenues                              $59,750        $48,195        $55,935         $45,846         $51,277
Net income (loss)                             790            390         (2,322)         (6,069)        (19,357)
Net income (loss) per share                   .03            .01           (.09)           (.25)           (.80)
Balance Sheet Data:
Total assets                              $41,301        $36,397        $36,149         $46,103         $54,210
Long term obligations
  excluding current portion                 4,799          1,648          2,240           5,131           9,975
Stockholders' equity                       18,463         17,183         16,328          18,198          23,944



COMMON STOCK INFORMATION

IMP's common stock has been traded in the over-the-counter market since the Company's initial public offering on June 10, 1987 and is quoted on NASDAQ under the symbol IMPX. The following table sets forth the range of high and low closing for the quarters indicated. No dividends have been paid on common stock. For a description of restrictions on the Company's ability to pay dividends see Note 2 to the consolidated financial statements.

         The Company had 740 shareholders of record as of March 26, 1995. The Company has not paid cash dividends on its common stock and presently intends to continue this policy in order to retain earnings for the development of the Company's business.

                                                                     Fiscal 1995                    Fiscal 1994
                                                            High             Low           High             Low
First Quarter                                              2.000           1.437          2.812           2.000
Second Quarter                                             2.000           1.562          2.000           1.437
Third Quarter                                              2.000           1.437          2.312           1.125
Fourth Quarter                                             1.812           1.406          2.312           1.312

CORPORATE INFORMATION

BOARD OF DIRECTORS, IMP

Barry M. Carrington
President and CEO

Zvi Grinfas
Consultant

Heinz Fellinger
Managing Director
SAMES

Peter D. Olson
Executive Vice President
Octel Communications

Bernard V. Vonderschmitt
President
Xilinx, Inc.

OFFICERS

Barry M. Carrington
President and Chief Executive Officer

Charles S. Isherwood
Senior Vice President, Corporate Services
Chief Financial Officer and Secretary

David Laws
Senior Vice President, Marketing

Robert J. Crossley
Vice President, Administration

Moiz B. Khambaty
Vice President, Technology

Jerry L. DaBell
Vice President,
Product Development and Applications

Russ Almand
Vice President, Worldwide Sales

Eugene J. Vaatveit
Vice President, Manufacturing

Jerry Block
Vice President, Materials

George Rassam
Controller

TRANSFER AGENT & REGISTRAR

Bank of Boston
Boston, MA

COUNSEL

Brobeck, Phleger & Harrison
Palo Alto, CA

INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP
San Jose, CA

CORPORATE OFFICES

2830 North First Street
TEL: 408.432.9100
FAX: 408.434.0335

COMMON STOCK

NASDAQ Symbol: IMPX

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 2:00 p.m. local time on Wednesday, August 16, 1995 at:

Hyatt Hotel
1740 North First Street
San Jose, CA 95112

FORM 10-K

A copy of the Company's Form 10-K Annual Report as filed with the Securities and Exchange Commission, is available without charge upon written request to:

Investor Relations
IMP, Inc.
2830 North First Street
San Jose, CA 95134-2071

Designed by Barbara Oertli Design. (C) 1995, IMP, Inc.

                                  [IMP LOGO]

                IMP, INC.
                2830 N. FIRST STREET, SAN JOSE, CA 95134-2071
                TEL: 408.432.9100  FAX: 408.434.0335