Form 10-K, Exhibit 13
period 1996-03-31
IMP INC
filed 1996-06-28
CIK 812927

                                                                    EXHIBIT 13.1

                                                                  IMP, INC. 1996


                                   [GRAPHIC]

GROWTH, INNOVATION, PROFITABILITY


                                                                   ANNUAL REPORT

PROFILE

IMP, Inc. is a manufacturer of analog and mixed-signal integrated circuits for computer, communications and control applications. It is a leader in analog signal processing technology and is the inventor of the EPAC(TM) (Electrically Programmable Analog Circuit) device.

FINANCIAL HIGHLIGHTS

(In thousands except per share data)         1996             1995        Change
Net revenue                               $76,827          $59,750           29%

Research and development                    9,934            8,590           16%

Net income                                  5,469              790          593%

Net income per share                      $   .20          $   .03          567%

Total assets                               50,733           41,301           23%

Long term-debt excluding
  current portion                           8,979            4,799           87%

Stockholders' equity                       25,445           18,463           38%

DEAR STOCKHOLDER:

         Steady growth fueled the most successful year in IMP's history. Revenues for FY1996 ended March 31, 1996 increased by 28% to $76.8 million, our best ever, up from $59.8 million in FY1995. We improved profitability, with net income of $5.5 million, or $0.20 per share, versus $790,000, or $0.03 per share, in FY1995. At year end, IMP's backlog was at the record level of over $42 million.

         We continued on track with our plan to strongly augment our wafer fabrication (fab) foundry business fabricating wafers on an OEM basis for other companies, with revenue growth in proprietary, high integration analog and mixed signal integrated circuits (ICs). While our foundry business is a steady source of income for the company, finished, packaged and tested products provide higher revenue, and represent the future for IMP. When sold as standard products, based on IMP intellectual property and proprietary know-how, they typically also generate higher profit margins. A major goal for the company is to grow this segment of its business. Standard products comprised approximately 22% of our revenues for the year, compared to 12% in FY1995, and grew to over 35% of fourth quarter sales.

         Our standard products for removable media storage applications made a significant contribution to our success in FY1996. We consider the removable media storage market to be more resilient than the mainstream personal computer
(PC) business, and less vulnerable to pricing and unit volatility. In this area, IMP is a primary supplier of read channel ICs to Iomega Corporation for inclusion in its Zip drive. The easy-to-use, 100MB removable Zip disk stores 70 times the data of the floppy disk and has been well received in the marketplace. IMP recently announced an order for over $10 million from Iomega, and shipped the one millionth Zip chip in the fiscal fourth quarter of 1996. We shipped a similar device to JTS Corporation for its recently introduced Nordic drive. We also continue to supply ICs to Hewlett Packard's Colorado Memory Systems Division, a leading vendor of tape back-up systems.

         We introduced two new products for the removable storage market in FY1996, the IMP55T510 and the IMP55T520. These products for high density Travan tape drive back-up provide not only a read mode and a write mode, but also a "read-while-write" mode, a new feature that allows simultaneous processing of data, resulting in higher performance, increased flexibility, improved system speed and enhanced reliability.

         IMP's revolutionary EPAC(TM) (Electrically Programmable Analog Circuit) concept achieved credibility as a truly innovative product in FY1996. Hundreds of development systems have been sold worldwide. We continue to invest in the EPAC family, with new EPAC devices planned for introduction in FY1997. We expect this line of products to begin showing a significant contribution to results by the end of FY1997.

         We operated our wafer fab facility at near full capacity in FY1996. Our goals for our foundry business have been to become more profitable, minimize risk, and run the fab as near full capacity as possible. With these goals in mind, we have entered into long term partnerships with companies who are leaders in their field. For example, we manufacture wafers for Rockwell International's high performance modem ICs. Modems, with a variety of applications, are required by end-users to access the Internet. We also signed a long term agreement with International Rectifier, a company that provides power management semiconductors, which are a necessity in just about every form of electronic product. We continue our long-term alliance with SAMES, a member of the AMS Group, with a fab facility in South Africa, which provides secondary foundry support, allowing us to grow without the costs of expanding our fab facility. We established the Silicon Venture Partners program aimed at fstart-up companies, with IMP providing wafer fabrication in exchange for intellectual property such as product, marketing and technology rights, or a share of future profits.

         Our ability to design, manufacture and test analog (also commonly referred to as "linear") and mixed-signal (analog and digital on the same chip) ICs is the core competence of IMP. With over 15 years experience, IMP has developed an expertise in the high-integration analog and mixed-signal market niche, which has few competitors because of their challenging design and manufacturing complexity.

         Both analog and digital signals are found throughout electronic equipment today. Analog signals represent the continuously varying information associated with the real world of voltage, current, frequency, capacitance, or time, while digital signals have discrete values of one or zero, and are concerned with the handling of numbers. Digital ICs include memory, logic and other microcomponents. While digital products usually receive attention as the "glamour" chips of the semiconductor industry, analog and mixed-signal ICs are essential to interface real-world information with these digital chips. Analog and mixed-signal devices also do not demand the most advanced process technology geometries. While digital products might be manufactured at the 0.6-micron level, for example, 1.2-micron might be appropriate for comparable generation analog products.

         The analog and mixed-signal market is forecast by Dataquest, an independent market research firm, to grow at double-digit rates through the end of the decade to $32.8 billion. In addition, the analog and mixed-signal market is typically not as volatile as the digital market.

         In FY1996 we began telling our story on the worldwide Internet (http://www.impweb.com), added a fax-on-demand system (1-800-249-1614) for faster literature response to customers, and retained Morgen-Walke

Associates to enhance our investor relations focus. Our investment in research and development, consistent with the industry average for semiconductors, was 13% of revenues, and included product development in removable storage technology and EPAC devices.

         We executed our plan in FY1996, and maintained the discipline required to stay on track, and we look forward to the coming year.

         I would like to thank our employees, our greatest resource, for your support this past year, and a special thanks to our shareholders, for your continued support.

Sincerely,

/s/Barry Carrington
- -------------------
BARRY CARRINGTON

President and Chief Executive Officer


Except for the historical information contained herein, the matters discussed in this document are forward-looking statements that involve certain risks and uncertainties, including the risks and uncertainties set forth below in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Factors Affecting Future Results."

Balance Sheets

(In thousands, except per share amounts)                           March 31, 1996   March 26, 1995
- --------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and cash equivalents including restricted
     cash of $2,000 in 1995                                           $  9,038         $  8,484
   Accounts receivable, net of allowances
     for doubtful accounts and returns of $655 and $795                 13,658           11,799
   Inventories                                                          10,302            9,148
   Other current assets                                                    491              739
                                                                      --------         --------
     Total current assets                                               33,489           30,170
Leasehold improvements and machinery and equipment:
   Leasehold improvements                                                7,883            7,883
   Machinery and equipment                                              73,782           61,676
                                                                      --------         --------
                                                                        81,665           69,559
   Less accumulated depreciation and amortization                      (64,496)         (58,583)
                                                                      --------         --------
  Net leasehold improvements and machinery and equipment                17,169           10,976
Deposits and other long term assets                                         75              155
                                                                      --------         --------
                                                                      $ 50,733         $ 41,301
                                                                      ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Notes payable                                                      $  1,311         $  6,500
   Accounts payable                                                      6,175            6,003
   Accrued payroll and related expenses                                  2,140            1,588
   Other current liabilities                                             2,021              459
   Current portion of capital lease obligations                          4,662            3,489
                                                                      --------         --------
     Total current liabilities                                          16,309           18,039
Long-term capital lease obligations                                      8,979            4,799

Stockholders' Equity:
   Convertible preferred stock, $0.001 par value;
     5,000 shares authorized; no shares issued and outstanding            --               --
   Common stock, $0.001 par value: 50,000 shares authorized;
     29,133 and 28,044 outstanding                                          29               28
   Additional paid in capital                                           69,052           67,540
   Accumulated deficit                                                 (39,739)         (45,208)
   Treasury stock; at cost 2,029 shares                                 (3,897)          (3,897)
     Total stockholders' equity                                         25,445           18,463
                                                                      --------         --------
                                                                      $ 50,733         $ 41,301
                                                                      ========         ========

The accompanying notes are an integral part of these financial statements.

Statements of Operations

(In thousands, except per share amounts)

Fiscal Year Ended                                 March 31, 1996   March 26, 1995   March 27, 1994
- --------------------------------------------------------------------------------------------------
Net revenues                                         $ 76,827         $ 59,750         $ 48,195
Cost of revenues                                       52,155           42,340           33,025
                                                     --------         --------         --------
   Gross profit                                        24,672           17,410           15,170
Operating expenses:
   Research and development                             9,934            8,590            8,560
   Selling, general and administrative                  8,284            6,796            4,765
                                                     --------         --------         --------
     Total operating expenses                          18,218           15,386           13,325
                                                     --------         --------         --------
Income from operations                                  6,454            2,024            1,845
Interest expense, net                                    (879)          (1,234)          (1,455)
Provision for income tax                                  106             --               --
Net income                                           $  5,469         $    790         $    390
                                                     --------         --------         --------

Net income per share                                 $    .20         $    .03         $    .01
                                                     --------         --------         --------

Shares used in computing net income per share          27,956           26,462           26,324
                                                     --------         --------         --------

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of  Stockholders' Equity

Fiscal Years ended March 31, 1996,                        Additional                             Receivable           Total
March 26, 1995 and March 27, 1994         Common   Stock     Paid-in  Accumulated   Treasury           from   Stockholders'
(In thousands, except per share amounts)  Shares  Amount     Capital      Deficit      Stock   Stockholders          Equity
- ---------------------------------------------------------------------------------------------------------------------------
BALANCE MARCH 28, 1993                    27,345     $27     $66,630     $(46,388)   $(3,897)          $(44)        $16,328
                                          ------     ---     -------     --------    -------           ----         -------

Issuance of common stock
   under incentive stock option
   plan and employee stock
   purchase plan                             343       1         420           --         --             --             421

Repayment of notes receivable
   issued under stock
   purchase agreements                        --      --          --           --         --             44              44

Net income                                    --      --          --          390         --             --             390
                                          ------     ---     -------     --------    -------           ----         -------

BALANCE, MARCH 27, 1994                   27,688     $28     $67,050     $(45,998)   $(3,897)          $ --         $17,183

Issuance of common stock
   under incentive stock option
   plan and employee stock
   purchase plan                             356      --         490           --         --             --             490

Net income                                    --      --          --          790         --             --             790
                                          ------     ---     -------     --------    -------           ----         -------

BALANCE, MARCH 26, 1995                   28,044     $28     $67,540     $(45,208)   $(3,897)          $ --         $18,463

Issuance of common stock
   under incentive stock option
   plan and employee stock
   purchase plan                           1,089       1       1,512           --         --             --           1,513

Net income                                    --      --          --        5,469         --             --           5,469
                                          ------     ---     -------     --------    -------           ----         -------

BALANCE, MARCH 31, 1996                   29,133     $29     $69,052     $(39,739)   $(3,897)          $ --         $25,445
                                          ------     ---     -------     --------    -------           ----         -------

The accompanying notes are an integral part of these financial statements.

Statement of  Cash Flows

Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash
Fiscal Year ended (In thousands)                                    March 31, 1996  March 26, 1995  March 27, 1994
- ------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                             $  5,469         $   790         $   390
   Adjustments to reconcile net income  to
     net cash provided by operating activities:
   Depreciation and amortization                                             5,913           5,258           4,301
   Increase (decrease) from changes in:
     Accounts receivable                                                    (1,859)         (3,341)            164
     Inventories                                                            (1,154)           (506)           (220)
     Other assets                                                              328            (154)           (427)
     Accounts payable                                                          172             (27)            416
     Accrued payroll and related expenses                                      552             341            (327)
     Other current liabilities                                               1,562              41            (463)
                                                                          --------         -------         -------
Net cash provided by operating activities                                   10,983           2,402           3,834


Cash flows from investing activities:
   Net cash used for investing activities for
     purchase of capital equipment                                          (1,959)           (922)           (733)
Cash flows from financing activities:
   Net increase (decrease) under line of credit                             (5,189)             --             500
   Principal payments under capital lease obligations                        (4794)         (4,111)         (4,685)
   Proceeds from long term financing agreement                                  --            3000              --
   Proceeds from exercise of options
     to purchase common stock                                                1,513             490             465
                                                                          --------         -------         -------
   Net cash used for financing activities                                   (8,470)           (621)         (3,720)
                                                                          --------         -------         -------

Net increase (decrease) in cash and cash equivalents                           554             859            (619)

Cash and cash equivalents at beginning of period                             8,484           7,625           8,244
Cash and cash equivalents at end of period,
   including restricted cash of $2,000 in 1995,
   and $3,625 in 1994                                                        9,038           8,484           7,625
                                                                          --------         -------         -------
Supplemental information:
   Cash paid during the year for interest                                 $  1,065         $ 1,329         $ 1,475
   Acquisition of equipment under capital lease obligations               $ 10,147         $ 4,380         $ 3,952

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
Years ended March 31, 1996, March 26, 1995 and March 27, 1994

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company develops and manufactures mixed signal CMOS integrated circuit solutions for communications, computer and control applications. IMP is a technology leader in the field of analog signal processing and programmable analog design techniques.

Fiscal Year: The Company's fiscal year ends on the Sunday nearest March 31. Fiscal years 1995 and 1994 each included 52 weeks. Fiscal year 1996 included 53 weeks.

Basis of Presentation: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. The fair market value of these highly liquid instruments approximated cost at March 31, 1996 and 1995. At March 26, 1995, $2,000,000 in cash and cash equivalents were restricted as collateral under the Company's line of credit agreement (See
Note 2).

Inventories: Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in first-out basis) or market.

Inventories consist of the following:

(In thousands)                            March 31, 1996          March 26, 1995
- --------------------------------------------------------------------------------
Raw materials                                    $   987                  $  854
Work-in-process                                    8,425                   7,285
Finished goods                                       890                   1,009
                                                 -------                  ------
                                                 $10,302                  $9,148
                                                 -------                  ------

Leasehold improvements and machinery and equipment: Leasehold improvements and machinery and equipment are stated at cost and are amortized using the straight-line method over the shorter of the period of the lease or the estimated useful lives of the assets. Machinery and equipment under capital lease obligations have a capitalized value and net book value of $41,224,000 and $12,589,000 at March 31, 1996 and $44,500,000 and $6,270,000 at March 26, 1995.

Net revenues: Component revenues are recognized as products are shipped. Design revenues are recognized under design and engineering contracts as defined development phases are completed by the Company and accepted by the customers. Design engineering revenues aggregated $2,580,000, $2,283,000 and $3,094,000 for fiscal years ended 1996, 1995 and 1994, respectively. Costs related to design engineering revenues aggregating $1,576,000, $1,403,000 and $1,673,000 for fiscal 1996, 1995 and 1994 respectively are included in research and development as incurred. Technology license revenues are recognized after significant contractual obligations have been fulfilled. Technology license revenues were $800,000 for fiscal 1994, and are included in net revenues. Related costs, which are minimal, are included in research and development as incurred.

Notes to Financial Statements
Years ended March 31, 1996, March 26, 1995 and March 27, 1994

Related Party: In fiscal 1994, the Company derived $750,000 of technology license revenues from SAMES, one of the Company's strategic foundry partners. During FY95, the Company purchased $2,700,000 of inventory from SAMES and at March 26, 1995, IMP had an accounts payable balance to SAMES of $602,000. In fiscal 1996, IMP's and SAMES' management resigned from the seat each occupied on the other's Board of Directors. During FY96, the Company continued to conduct purchasing and selling activities with SAMES under a standard customer/vendor arrangement.

Accounting for Income Taxes: The Company accounts for income taxes under the liability approach.

Net Income Per Share: Net income per share is computed using weighted average common shares outstanding during the period including dilutive stock options (using the treasury stock method).

Concentration of credit risk: The Company performs credit evaluations of its customers and maintains reserves for losses. At March 31, 1996 customers individually representing more than 10% of the Company's 1996 net revenues also accounted for 46% of accounts receivable. At March 26, 1995, customers individually representing more than 10% of the Company's 1995 net revenues also accounted for 25% of accounts receivable. The Company's products are primarily sold to resellers.

NOTE 2
LINE OF CREDIT

At March 31, 1996 the Company had a financing agreement in place with a bank under which the Company may borrow up to 80 percent of eligible accounts receivable in an amount not to exceed $5,000,000 and may borrow up to an additional $3,000,000 for capital equipment. Total borrowings under the line cannot exceed $8,000,000 and bear interest at the bank's reference rate plus .50 percent for the line of credit based on receivables and the bank's reference rate plus one percent for the capital equipment line (a total of 9.25 and 9.75 percent at March 31, 1996, respectively). At March 31, 1996, $1,311,000 was outstanding under the line. Under the agreement the Company is restricted from paying dividends and is required to maintain certain financial ratios among other restrictive covenants. In addition, the line is secured by inventories and other unencumbered assets of the Company. The line of credit expires on October 1, 1996 at which time the Company will have to negotiate an extension. In 1991, the Company issued warrants to purchase 50,000 shares of common stock in connection with a new credit line from a bank. The warrants are exercisable at a price of $1.00 per share and expire in September 1996.

Notes to Financial Statements
Years ended March 31, 1996, March 26, 1995 and March 27, 1994

NOTE 3
CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations at year end consisted of Capital lease obligations which represent the present value of future payments under various equipment lease agreements. The following schedule sets forth, by years, future minimum lease payments under the capital lease obligations together with present value of net minimum lease payments:

Fiscal Year (In thousands)                                        March 31, 1996
- --------------------------------------------------------------------------------
1997                                                                     $ 5,880
1998                                                                       4,687
1999                                                                       3,138
2000 and beyond                                                            2,326
                                                                         -------
Total minimum lease payments                                              16,031

Less interest                                                              2,390
                                                                         -------

Present value of minimum lease payments                                   13,641
Less current portion                                                       4,662

Capital lease obligations                                                $ 8,979
                                                                         -------

In fiscal 1995, the Company financed its own equipment with an asset-based lender for $3,000,000, payable over 3 years. The remaining balance on this debt at March 31, 1996 is $2,260,000. This line of credit does not contain any restrictive or financial covenants.

NOTE 4
COMMITMENTS

The Company leases its facilities under non-cancellable operating lease agreements which expire in December 1999. Rent expense charged to operations was $1,460,000, $1,545,000, $1,749,000 in fiscal 1996, 1995 and 1994, respectively.

         The aggregate minimum annual rent commitments under all operating leases as of March 31, 1996 are as follows:

Fiscal Year                                                       (In thousands)
- --------------------------------------------------------------------------------
1997                                                                       1,448
1998                                                                       1,448
1999                                                                       1,302
2000                                                                       1,258
2001 and thereafter                                                        1,123
                                                                          ------
                                                                          $6,579
                                                                          ------

Notes to Financial Statements
Years ended March 31, 1996, March 26, 1995 and March 27, 1994

NOTE 5
CONTINGENCIES

From time to time, the Company is made aware of various patent-related and other claims arising in the normal course of business. The Company evaluates such claims and negotiates license agreements with claimants as necessary. In the opinion of management, these proceedings will not have a material adverse effect on the results of operations of the Company.

NOTE 6
STOCKHOLDERS' EQUITY

Employee stock purchase plan: In December 1986, the Company adopted a qualified "employee stock purchase plan" under Section 423 of the Internal Revenue Code, with the plan becoming effective on June 10, 1987 upon the completion of the Company's initial public offering of its common stock. In fiscal 1995, the Company's Board of Directors authorized an additional 500,000 shares to be reserved for issuance under the plan and now provides for a total of 377,685 shares of the stock to be issued. During fiscal year 1996, approximately 378,000 shares at an aggregate price of approximately $586,000 were issued under the plan (301,000 shares at an aggregate price of $440,000 in fiscal 1995, and 291,000 shares at an aggregate price of approximately $377,000 in fiscal 1994). As of March 31, 1996, there were no shares available for issuance under the plan.

Shares are purchased by participants at 85% of the lower fair market value on certain marking dates through payroll deductions (up to 15% of participants base compensation).

1992 Stock option plan: The Company has an option plan which provides for the issuance of incentive stock options and non-statutory stock options to employees, officers and directors to purchase common stock at a price not less than 85% (100% for incentive stock options) of the fair market value of the stock on the grant date. To date all options have been granted at 100% of fair market value. The plan was amended and renamed the 1992 Stock Option Plan. The Plan terminates in 2002. In fiscal 1993, the Company's Board of Directors authorized an additional 500,000 shares to be reserved for issuance under the plan and now provides for a total of 4,177,000 shares of the stock to be issued. Options granted under the plan primarily vest ratably over four years and expire five to ten years from the date of grant. The Board of Directors has the right to determine the terms of each option including allowing optionees to exercise their options early, subject to a right to repurchase unvested shares. The Company authorized an additional 500,000 shares in fiscal 1996.

The Board of Directors may grant the right to surrender unexercised options for an amount equal to the difference between the fair market value of the number of shares vested at the surrender date and the aggregate option price vested for such shares. The Company has not granted any such stock appreciation rights.

Notes to Financial Statements
Years ended March 31, 1996, March 26, 1995 and March 27, 1994

Activity under the plan is as follows:

                                              Shares
                                           available   Number of                             Aggregate
(In thousands, expect per share amounts):  for grant      Shares       Price per Share           Price
- ------------------------------------------------------------------------------------------------------
BALANCES 3/28/93                                 719       2,089   $  .81            $ 2.94    $ 2,647
Options granted                                  (29)         29   $1.625            $ 2.75         63
Options exercised                                 --         (52)  $  .81            $1.625        (50)
Options canceled                                  32        (252)  $  .81            $ 2.75        (42)
                                                ----      ------   ------            ------    -------

BALANCES 3/27/94                                 722       1,814   $  .81            $ 2.94    $ 2,618
Options granted                                 (615)        615   $ 1.50            $ 1.88        987
Options exercised                                 --         (55)  $  .81            $ 1.62        (51)
Options canceled                                  55         (55)  $  .81            $ 2.75        (92)
                                                ----      ------   ------            ------    -------

BALANCES 3/26/95                                 162       2,319   $  .81            $ 2.75    $ 3,462
Additional shares available                      500          --       --                --         --
Options granted                                 (359)        359   $ 1.85            $ 9.25      1,976
Options exercised                                 --        (711)  $  .81            $ 3.81       (914)
Options canceled                                  74         (74)  $  .81            $ 5.94       (175)
                                                ----      ------   ------            ------    -------

BALANCES 3/31/96                                 377       1,893   $  .81            $ 9.25    $ 4,349
                                                ----      ------   ------            ------    -------

At March 31, 1996 and March 26, 1995, stock options aggregating 1,060,313 and 1,545,495 shares of common stock respectively, were exercisable.

Notes to Financial Statements
Years ended March 31, 1996, March 26, 1995 and March 27, 1994

NOTE 7
INCOME TAXES

The Company has utilized net operating losses generated in prior years to offset current year taxable income. The remaining net Federal and State operating loss carry-forwards of approximately $31,000,000 and $11,000,000, respectively, at March 31, 1996 may be utilized to reduce future taxable income. These amounts expire beginning in 1996 through 2008. Deferred tax assets (liabilities) are comprised of the following (in thousands):

Federal                                    March 31, 1996        March 26, 1995
- -------------------------------------------------------------------------------
Net operating loss, tax-effected                 $ 10,703              $ 15,232
Non-deductible expenses                             3,044                    66
Investment and R&D tax credit                       2,469                 2,976
Other                                                 577                   565
                                                 --------              --------
                                                   16,793                18,839
Valuation allowance                               (16,793)              (18,839)
                                                 --------              --------
Net deferred tax asset                                 --                    --
                                                 --------              --------

The Company has recorded a full valuation allowance against the gross deferred tax asset, because the future realization is uncertain.

NOTE 8
SEGMENT INFORMATION

The Company operated in one industry segment and is engaged in the design development, manufacture and marketing of integrated circuits. Export sales to Western Europe were $2,277,000, $3,796,000 and $7,155,000 and to Asia were $2,194,000, $8,842,000, and $2,947,000 in fiscal 1996, 1995 and 1994, respectively.

         During the fiscal years 1996, 1995, 1994 sales to certain customers individually represented more than 10% of the Company's net revenues as follows:

(In thousands)                             1996             1995            1994
- --------------------------------------------------------------------------------
Rockwell                                    33%              34%             15%
Iomega                                      13%               *               *
QLogic                                      10%               *              10%
Dialog                                       *                *              15%

*less than 10% of net revenues

Report of Independent Accountants



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF IMP, INC.


In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of IMP, Inc., at March 31, 1996 and March 26, 1995, and the results of its operations and of its cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/Price Waterhouse LLP
- -----------------------
Price Waterhouse LLP
San Jose, California
April 30, 1996

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Except for the historical information contained herein, the matters discussed in this document are forward-looking statements that involve certain risks and uncertainties, including the risks and uncertainties set forth below under "Factors Affecting Future Results."

RESULTS OF OPERATIONS

Revenues in fiscal 1996 rose 28% to $76.8 million, from $59.8 million in fiscal 1995. Revenues in fiscal 1995 increased 24% over the $48.2 million of fiscal 1994. The fiscal 1994-1995 growth was driven mainly by foundry growth, while fiscal 1995-1996 growth was primarily due to increased sales of standard products for secondary storage applications and higher average selling prices for foundry products. Foundry product sales accounted for 73% of sales in fiscal 1996, 88% in fiscal 1995 and 80% in fiscal 1994. The Company anticipates that foundry product sales will continue to decline as a percentage of revenues. The Company's standard products consist primarily of Application Specific Standard Products (ASSP) and the Company anticipates that revenues from sales of these products will increase as a percentage of revenues. There were no technology revenues in fiscal 1996 and 1995, compared to $.8 million in fiscal 1994.

         Cost of revenues as a percentage of sales was 67.9% in fiscal 1996, compared to 70.9% in fiscal 1995, and 68% in fiscal 1994. The improvement in fiscal 1996 was due to a higher level of factory utilization and increasing mix of standard products, which have higher average selling prices as compared with foundry products. There can be no assurance that the demand for higher margin ASSP products will be sufficient to absorb the additional capacity made available by the reduction of the foundry products.

         Research and Development (R&D) expense in fiscal 1996 was $9.9 million, compared to $8.6 million in fiscal 1995 and $8.6 million in fiscal 1994. The increase was due to higher product development spending for secondary storage and EPAC(TM) products. The Company believes that R&D expenses will continue to grow in fiscal 1997, but could fluctuate as a percentage of sales.

         Selling, general and administrative (SG&A) increased in fiscal 1996 to $8.3 million, up from $6.8 million in fiscal 1995 and $4.8 million in fiscal 1994. The spending increases were primarily due to sales commissions. The Company expects SG&A expenses to continue to increase due to higher commissions, and higher standard product marketing expenses.

         Interest expense net in fiscal 1996 was $879,000 compared to $1.2 million in fiscal 1995, and $1.5 million in fiscal 1994. The reduction was due to lower interest rates on capitalized leases.

         The Company had a net profit of $5.5 million in fiscal 1996, or $.20 per share, compared to $790,000 in fiscal 1995, or $.03 per share, and $390,000, or $.01 per share, in fiscal 1994. Net income for fiscal 1995 included a $440,000 reduction of inventory reserve requirements to reflect the sale of products that had previously been reserved.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased to $9.0 million at March 31, 1996 from $8.5 million at March 26, 1995. The increase is due to increased cash flows from operations offset by the purchase of capital equipment and payments on existing lines of credit and capital lease obligations.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

         To date, the Company has financed its operations primarily through public and private sales of its equity securities and lease and bank financing. As of March 31, 1996 the Company had borrowed $1.3 million under an existing line of credit. The Company expects to increase the level of its borrowings in fiscal 1997 to finance capital additions for manufacturing capacity and efficiency.

Cash flows provided by operating activities in fiscal 1996 were $10,893,000 compared to $2,402,000 in fiscal 1995. The increase in cash flows provided by operating activities in fiscal 1996 compared to fiscal 1995 was due primarily to the net profit in fiscal 1996 of $5,469,000 and increases in accrued payroll and related expenses and other current liabilities. Partially offsetting these favorable operating activities were increases in accounts receivable and inventories to support the higher level of revenue volume during 1996.

         Cash flows used for investing activities in fiscal 1996 and fiscal 1995 were $500,000 and $922,000, respectively, reflecting cash invested in property and equipment acquisitions for increased manufacturing capacity and administrative use. Management expects capital additions, including assets acquired under capital leases, to increase in fiscal 1997 primarily for manufacturing capacity and efficiency.

         Cash flows used for financing activities in fiscal 1996 were $9,929,000. During fiscal 1996, the Company made payments on its line of credit totaling $5,189,000 and on capital lease obligations of $6,253,000 offset by proceeds from stock option exercises of $1,513,000. Cash flows used for financing activities in fiscal 1995 were $621,000 and consisted primarily of payments on capital lease obligations of $4,111,000 offset by proceeds from long term financing of $3,000,000 and proceeds from stock option exercises of $490,000.

         The Company expects to fund future operations and current maturities of long term debt with existing cash, its available line of credit, lease financings, and cash from operations. The Company believes that existing cash, its bank line, and cash from operations will be sufficient for the company's needs through at least the end of March 31, 1997.

FACTORS AFFECTING FUTURE RESULTS

The Company's business, financial condition and results of operations have been, and may in the future be, affected by a variety of factors, including the availability of raw materials, concentration of customers, markets for its customer's products, foundry capacity, the development and introduction of new technology and products and the availability of trained design processing engineers, in particular those skilled in analog design. Specifically, although the Company believes it currently has adequate access to necessary raw materials, it does not have any long-term commitments for the supply of raw wafers and polysubstrates. The Company announced in July 1995 that one of its semiconductor products was designed into the Zip drive by Iomega Corporation. Any decline in the demand for the Zip drive, or any other decline in the demand by end-users of the products produced by the Company's customers could lead to a decline in, or cancellation of, orders for the Company's products by Iomega or other customers, which could adversely affect the Company's business and results of operations.

         The Company's foundry is operating at or near full currently available capacity. The ability of the Company to transition from the fabrication of lower-margin products to higher-margin products, including both those developed by the Company and those for which it serves as a third-party foundry, is very important for the Company's future results of operations. In addition, the Company will seek to obtain outside foundry capacity where appropriate. There can be no assurances that the Company will be successful in these efforts.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

         Any adverse fluctuation in the Company's business, financial condition or results of operations could have an adverse effect on the trading price of the Company's common stock. In addition, the trading prices for semiconductor company stocks have experienced a dramatic increase in calendar years 1994, 1995, and the first part of 1996. Any decline in the market for semiconductor company stocks as has been experienced recently, or for technology stocks in general, could also have a material adverse effect on the trading price of the Company's common stock.

Selected Financial Data

                                                                        Fiscal Year Ended
In thousands, except per share amounts  March 31, 1996  March 26, 1995     March 27, 1994  March 28, 1993   March 29, 1992
- --------------------------------------------------------------------------------------------------------------------------
State of Income Data:
Net revenues                                   $76,827         $59,750            $48,195         $55,935          $45,846
Net income (loss)                                5,469             790                390          (2,322)          (6,069)
Net income (loss) per share                        .20             .03                .01            (.09)            (.25)

Balance Sheet Data:
Total assets                                    50,733          41,301             36,397          36,149           46,103
Long term obligations
    excluding current portion                    8,979           4,799              1,648           2,240            5,131
Stockholders' equity                           $25,445         $18,463            $17,183         $16,328          $18,198

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

                                    Fiscal 1996                       Fiscal 1995
                               High              Low             High              Low
- --------------------------------------------------------------------------------------
First Quarter                 3.562            1.625            2.000            1.437
Second Quarter                7.500            3.250            2.000            1.562
Third Quarter                 9.250            5.562            2.000            1.437
Fourth Quarter                8.812            5.000            1.812            1.406

Interim financial information (unaudited) amounts are in thousands, except per share date.

                                          Q1          Q2          Q3          Q4
- --------------------------------------------------------------------------------
YEAR ENDED MARCH 26, 1995
Net revenue                           13,472      15,134      15,727      15,417
Gross profit                           4,090       4,654       4,453       4,213
Net income                                15         511         173          91
Net income per share                     .00         .02         .01         .00

YEAR ENDED MARCH 31, 1996
Net revenue                           16,510      18,514      20,029      21,774
Gross Profit                           5,066       5,668       6,519       7,419
Net income                               593       1,070       1,655       2,151
Net income per share                     .02         .04         .06         .08

Net income for the fourth quarter of fiscal 1995 included a $440,000 reduction of inventory reserve requirements to reflect the sale of products that had previously been reserved.

Corporate Information

BOARD OF DIRECTORS, IMP                                  TRANSFER AGENT & REGISTRAR

Barry M. Carrington                                      Boston Equiserve(TM)
President and CEO                                        Boston, MA

Zvi Grinfas
Consultant                                               COUNSEL

Peter D. Olson                                           Venture Law Group
President and CEO                                        Menlo Park, CA
Spatial Media, Inc.

Bernard V. Vonderschmitt                                 INDEPENDENT ACCOUNTANTS
Chairman of the Board
Xilinx, Inc.                                             Price Waterhouse LLP
                                                         San Jose, CA

OFFICERS
                                                         CORPORATE OFFICE
Barry M. Carrington
President and Chief Executive Officer                    2830 North First Street
                                                         San Jose, CA 95134-2071
Charles S. Isherwood                                     Tel: 408.432.9100
Senior Vice President, Corporate Services                Fax: 408.434.0335
Chief Financial Officer and Secretary                    web: http://www.impweb.com

David Laws
Senior Vice President, Marketing                         COMMON STOCK

Robert J. Crossley                                       NASDAQ Symbol: IMPX
Vice President, Administration

Moiz B. Khambaty                                         ANNUAL MEETING
Vice President, Technology
                                                         The Annual Meeting of Shareholders will be held
Jerry L. DaBell                                          at 2:00 p.m. local time on Wednesday, August 21 at:
Vice President, Product Development and Applications
                                                         LeBaron Hotel
Russ Almand                                              1350 N. First Street
Vice President, Worldwide Sales                          San Jose, CA 95112

Eugene J. Vaatveit
Vice President, Manufacturing                            FORM 10-K

Jerry Block                                              A copy of the Company's Form 10-K Annual Report
Vice President, Materials                                as filed with the Securities and Exchange Commission
                                                         is available without charge upon written request to:
George Rassam
Controller                                               Investor Relations
                                                         IMP, Inc.
                                                         2830 North First Street
                                                         San Jose, CA 95134-2071

                                   IMP, Inc.
                            2830 North First Street
                            San Jose, CA 95134-2071
                      Tel: 408.432.9100 Fax: 408.434.0335
                           web: http://www.impweb.com